

05041495

AM 6-7-2005 *

SEC ... MISSION
Washington, D.C. 20549

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RECEIVED MAY 31 2005 213 MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-04 (MM/DD/YY) AND ENDING 03-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legg Mason Wood Walker, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore (City) Maryland (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles J. Daley, Jr. 410-454-2935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street (Address) Baltimore (City) Maryland (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles J. Daley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Wood Walker, Incorporated, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of Principal officers and directors which are classified as customer accounts (debits $12,060,405 and $4,585,577).

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES

(a wholly owned subsidiary of Legg Mason, Inc.)

TABLE OF CONTENTS



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To Board of Directors and Stockholder of
Legg Mason Wood Walker, Incorporated:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Legg Mason Wood Walker, Incorporated and Subsidiaries at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Baltimore, Maryland
May 27, 2005

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES

(a wholly owned subsidiary of Legg Mason, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2005

(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 160,546
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	2,577,253
Receivables:	
Customers	1,130,260
Brokers and dealers	61,394
Distribution and asset-based fees	18,894
Others	37,883
Securities borrowed	784,743
Trading assets, at fair value (Note 2)	436,111
Equipment and leasehold improvements, net	40,804
Deferred income taxes, net	51,446
Other	82,542
Total Assets	**$ 5,381,876**
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 3,346,679
Brokers and dealers	72,578
Parent	259,494
Securities loaned	587,912
Trading liabilities, at fair value (Note 2)	222,058
Accrued compensation	124,488
Other	119,305
Total Liabilities	4,732,514
Commitments and Contingencies (Note 6)	
Stockholder's Equity:	
Common stock-voting, par value $.10; authorized 3,000,000 shares; issued and outstanding 1,547,500 shares	155
Additional paid-in capital	49,429
Employee stock trust	(120,883)
Deferred compensation employee stock trust	120,883
Retained earnings	599,778
Total Stockholder's Equity	649,362
Total Liabilities and Stockholder's Equity	**$ 5,381,876**

See accompanying notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Wood Walker, Incorporated (the "Company"), a registered broker-dealer in securities under the Securities and Exchange Act of 1934, is a wholly owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is principally engaged in providing securities brokerage, investment advisory and investment banking services to individuals, institutions, corporations and municipalities. The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Use of Estimates
The consolidated statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including fair value of financial instruments, intangible assets, reserves for losses and contingencies, stock-based compensation and income taxes. Actual amounts could differ from those estimates and the differences could have a material impact on the consolidated statement of financial condition.

Cash Equivalents
Cash equivalents, other than those used for trading purposes, are highly liquid investments with original maturities of 90 days or less.

Fair Value
The Company believes that substantially all of its financial assets and liabilities are carried at fair value or at amounts, which because of their short-term nature, approximate current fair value.

Securities Purchased Under Agreements to Resell and Securities Lending Activities
The Company invests in short-term securities purchased under agreements to resell collateralized by U.S. government and agency securities, which are also included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations. Securities purchased under agreements to resell are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Securities purchased under agreements to resell are carried at the contractual amount at which the securities will be subsequently resold, as specified in the respective agreements, plus accrued interest.

Securities borrowed and loaned are accounted for as collateralized financings and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. The Company generally receives cash as collateral for securities loaned. The fee received or paid by the Company is recorded as interest income or expense. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis. Related commission revenues and expenses are recorded on a trade date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. Securities owned by customers held as collateral for the receivable balances are not reflected in the consolidated statement of financial condition. Included in payable to customers are free credit balances of approximately $3,191,469 as of March 31, 2005. The Company pays interest on certain customer free credit balances held pending investment.

Financial Instruments
Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value. Cash and securities segregated for regulatory purposes or deposited with clearing organizations, Securities purchased under agreements to resell, Trading assets, Investment securities, and Trading liabilities on the consolidated statement of financial condition include forms of financial instruments.

Financial instruments used in the Company's trading activities are recorded on a trade date basis and carried at fair value. However, securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in trading assets or liabilities.

Fair values for equity securities are generally obtained by using prices from independent sources such as external pricing services, broker or dealer price quotations, and closing market prices for listed instruments, when available. Fixed income securities are valued using external pricing services, third-party broker or dealer price quotations, or traders' estimates based on spreads to actively traded benchmark debt instruments with readily

(Dollars in thousands)

available market prices. Traders' estimates are compared to external pricing services to verify that there are no material variations, either individually or in the aggregate, and further verified through actual values realized.

In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of the same security without restriction, but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine fair value. The Company generally assumes that the size of positions that it holds in securities would not be large enough to affect the quoted price of the security if sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value received upon disposition could be different from the current carrying value.

For investments in illiquid and privately held securities for which market prices or quotations are not readily available, the determination of the fair value requires the Company to estimate the value of the security based upon available information. As of March 31, 2005, the Company had approximately $2,761 of non-trading financial instruments that are valued based upon management's assumptions or estimates.

In addition to the financial instruments described above, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents, Receivables from customers, Securities borrowed, Securities loaned, and Payables to customers.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are reported at cost, net of accumulated depreciation and amortization. As of March 31, 2005, equipment and leasehold improvements consisted of the following:

Technology equipment	$ 51,332
Leasehold improvements	30,899
Furniture and fixtures	16,018
Communications systems and equipment	6,748
Other office equipment	230
Equipment and leasehold improvements	105,227
Less: accumulated depreciation and amortization	(64,423)
Equipment and leasehold improvements, net	$ 40,804

Intangible Assets
Intangible assets consist principally of customer lists and are included in Other assets. At March 31, 2005, intangible assets, net of accumulated amortization of $6,994, were $2,024. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. As of March 31, 2005, intangible assets are being amortized over a life of 20 years and have a remaining life of approximately two years.

The Company reviews its intangible assets on a quarterly basis, considering such factors as historical profitability and projected operating cash flows, to determine whether the values of the assets are impaired and amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the Company's financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs. Intangible assets subject to amortization are reviewed for impairment at each reporting period using an undiscounted cash flow analysis.

Deferred Compensation Stock Trust
In accordance with Emerging Issues Task Force Issue ("EITF") 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts should be classified in stockholder's equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares the Company has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholder's equity as Employee stock trust and Deferred compensation employee stock trust, respectively. There were 4,859,951 shares held by the trust at March 31, 2005.

(Dollars in thousands)

2. Trading Assets and Liabilities, at Fair Value

Trading assets:	
U.S. government and agencies	$ 173,290
Corporate debt	76,120
State and municipal bonds	181,989
Equities and other	4,712
	$ 436,111

Trading liabilities:	
U.S. government and agencies	$ 211,335
Corporate debt	5,157
State and municipal bonds	--
Equities and other	5,566
	$ 222,058

At March 31, 2005, the Company had pledged securities owned of $2,031 as collateral to counterparties for securities loaned transactions, which can be sold or repledged by the counterparties.

3. Short-term Borrowings

The Company obtains short-term financing primarily on an unsecured basis. Financing is obtained through one or more of the uncommitted credit facilities the Company maintains with numerous banks and financial institutions. Uncommitted facilities consist of lines of credit that the Company has been advised are available, but for which no contractual lending obligation exists. As such, these uncommitted facilities would likely be unavailable to us if any material adverse effect on our financial condition occurred. The Company had no outstanding loans at March 31, 2005.

4. Related Party Transactions

The payable to Parent is non-interest bearing and represents the net excess of cash received over expenses paid by the Company on behalf of the Parent and the Parent's other subsidiaries. The Company clears securities transactions on a fully-disclosed basis for two broker-dealer subsidiaries of the Parent.

5. Liabilities Subordinated to Claims of General Creditors

The Company and the Parent have entered into a revolving senior subordinated loan agreement whereby the Company may borrow up to $50,000 from the Parent. Interest is payable monthly at the "call money" rate plus 1/4%. There was no outstanding balance or activity under this agreement during the fiscal year ended March 31, 2005.

6. Commitments, Contingencies and Guarantees

The Company leases all of its office facilities and certain equipment under non-cancelable operating leases and also has multi-year agreements for various data processing and other services. These leases and service agreements expire on varying dates through fiscal 2019. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals and service commitments. As of March 31, 2005, the minimum annual aggregate rentals and service commitments for the fiscal periods are as follows:

2006	$ 41,871
2007	31,463
2008	27,411
2009	22,558
2009	13,357
Thereafter	19,888
Total	$ 156,548

The minimum rental commitments shown above have not been reduced by $1,105 of minimum sublease rentals to be received in the future under non-cancelable subleases.

The Company maintains its corporate headquarters in facilities leased by a subsidiary of the Parent. The Parent guarantees these non-cancelable operating leases. The Company's minimum aggregate net rental under its month-to-month arrangement with the subsidiary, which is not included in the above table, would approximate $43,860 if the arrangement continues through the end of the subsidiary's lease term of 2011. A subsidiary of the Parent also leases furniture and equipment for use in the corporate headquarters. The Company's minimum aggregate net rental under its arrangement with the subsidiary, which is not included in the above table, would approximate $3,189 if the arrangements continue through the end of the subsidiary's lease term of 2008.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

The Company has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage and investment banking activities, including certain class

(Dollars in thousands)

actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. The Company is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," the Company has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these matters cannot currently cannot be currently determined, in the opinion of management, after consultation with legal counsel, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flows could be materially affected during any period in which these matters are resolved.

Financial Accounting Standards Board ("FASB") Interpretation Number ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," expands the disclosure requirements to be made by a guarantor regarding its obligations under certain guarantees that it has issued. FIN 45 requires, under certain circumstances, the recognition, at the inception of a guarantee, of a liability for the fair value of the obligation as a result of issuing the guarantee. Guarantees of an entity's own future performance are not within the scope of FIN 45.

The Company is a guarantor on an agreement entered into by an affiliate to lease office facilities. The aggregate commitment under this lease agreement, which expires in 2014, is $1,733. As of March 31, 2005, the Company had not recorded a liability for its obligation under this guarantee because the amount was determined to be immaterial.

7. Employee Benefits

The Company maintains various defined contribution plans covering substantially all employees. Matching contributions are made at 50% of employees' 401(k) contributions up to 6% of employee compensation with a maximum of three thousand dollars per year. Additionally, a contribution primarily based upon Company profits is made at the discretion of the Parent's Board of Directors.

8. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable in other liabilities.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. Components of the net deferred tax asset are as follows:

Deferred tax assets:	
Accrued compensation and benefits	$41,774
Accrued expenses	10,160
Amortization	715
Other	804
	$53,453
Deferred tax liabilities:	
Depreciation	(2,007)
Net deferred tax asset	$51,446

9. Off-Balance Sheet Risk and Concentrations of Credit

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

Securities transactions generally settle three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company extends credit to customers, collateralized by cash and securities, subject to regulatory and internal margin requirements. Customer margin transactions include purchases of securities, sales of securities not yet purchased, and sales of option contracts. The Company continually monitors compliance with margin requirements and requires the customer to deposit additional collateral or to reduce positions when necessary. Such transactions expose the Company to risk in the event that margin deposits are insufficient to fully cover losses that customers may incur.

The Company invests in short-term resale agreements collateralized by U. S. government and agency securities. The collateral securities are generally delivered either to

(Dollars in thousands)

the Company, or in the case of tri-party resale agreements, to a custodian bank. Such transactions expose the Company to risk in the event the counterparty does not repurchase the securities and the value of the collateral held is less than the underlying receivable. The Company monitors the value of the collateral daily and requests additional collateral when necessary.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. In addition, the Company engages in conduit securities borrowing and lending activities in which it acts as an agent to facilitate settlement for other institutions. In both firm and conduit transactions, the Company deposits or receives cash equal to 102% of the market value of securities exchanged and monitors the adequacy of collateral levels on a daily basis. The Company sells securities it does not currently own and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if security prices increase prior to closing the transactions.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as securities lending. At March 31, 2005, the Company had approximately $1.4 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $61,184 under securities loan agreements. In addition, the Company has received collateral of approximately $762,947 under securities borrowing agreements, of which the Company has repledged approximately $560,546. The Company has also received collateral of approximately $2.5 billion under reverse repurchase agreements for its customer reserve requirement, none of which has been repledged.

10. Regulatory Requirements

The Company is subject to the requirements of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and the rules of the securities exchanges of which it is a member. The Company has elected to use the alternative method of computing net capital permitted by Rule 15c3-1, which requires that it maintain minimum net capital of two percent of aggregate debits, as defined. New York Stock Exchange rules stipulate that a member organization may not expand its business, equity capital may not be withdrawn, nor may cash dividends be paid if resulting net capital would fall below specified levels. At March 31, 2005, the Company had net capital, as defined, of $380,694, which exceeded the required net capital by $357,328. The Company's percentage of net capital to aggregate debit items was 32.6%.

The Company is also subject to the Securities and Exchange Commission's Customer Protection Rule ("Rule 15c3-3"), which requires the Company to maintain a separate account for the exclusive benefit of customers as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities. As of March 31, 2005, the amount segregated under rule 15c3-3 was $2,478,210. In addition, the Company maintains a reserve for the proprietary accounts of introducing brokers ("PAIB"). At March 31, 2005, the Company's PAIB deposit requirement was $1,239.

The Company is registered as an introducing commodity broker and is therefore subject to Commodity Futures Trading Commission (the "CFTC") regulations. The Company does not carry commodities accounts for customers and therefore is not subject to the segregation requirements of the CFTC regulations.

The Company is required by Federal law to belong to the Securities Investors Protection Corporation ("SIPC"). When the SIPC fund falls below a certain amount, members are required to pay annual assessments of up to 1% of adjusted gross revenues, as defined. As a result of adequate fund levels, the Company was required to pay only the minimum annual assessment of one hundred and fifty dollars in the fiscal year ended March 31, 2005. The SIPC fund provides protection for securities held in customer accounts up to $500 per customer, with a limitation of $100 on claims for cash balances. The Company also purchases, from a captive insurance company that it joined with other major U.S. securities brokerage firms to create in December 2003, a bond that provides additional protection for securities held in customer accounts of the net equity in the account in excess of $500.

11. Recent Accounting Developments

The following pronouncements have been issued by the FASB during the fiscal year.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which requires all share-based payment transactions to be valued using the fair value method. SFAS 123R eliminates the ability to account for share-based compensation using the intrinsic value method

(Dollars in thousands)

under Accounting Principles Board Opinion ("APB") 25. Originally, SFAS 123R was effective for all interim periods beginning after June 15, 2005 but in April 2005 the SEC amended the date for compliance by allowing the effective date to be the first annual reporting period beginning after June 15, 2005. Retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. As such, SFAS 123R is effective for fiscal 2007.

The EITF reached a consensus on Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill." Companies who have applied the residual method to the valuation of intangible assets for purposes of impairment testing should perform an impairment test applying this guidance by no later than the beginning of their first fiscal year beginning after December 15, 2004. Impairments of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. These requirements should be applied to business combinations completed after September 29, 2004. The adoption of EITF D-108 did not impact the Company's consolidated statement of financial condition.

The EITF reached a consensus on Issue 03-16, "Accounting for Investments in Limited Liability Companies." This EITF requires that an investment in a Limited Liability Company ("LLC") that maintains a "specific ownership account" for each investor – similar to a partnership capital account structure – should be viewed as similar to an investment in a limited partnership for purposes of determining whether a non-controlling investment in an LLC should be accounted for using the cost method or the equity method. These requirements are applicable for reporting periods beginning after June 15, 2004. The adoption of EITF 03-16 did not impact the Company's consolidated statement of financial condition.